SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No. ___)*
Ramco-Gershenson Properties Trust

(Name of Issuer)
Common Shares of Beneficial Interest, Par Value $0.01 Per Share

(Title of Class of Securities)
751452202

(CUSIP number)
Arthur L. Gallagher,
Executive Vice President, General Counsel and Corporate Secretary,
Equity One, Inc.
1600 Northeast Miami Gardens Drive
North Miami Beach, Florida 33179
(305) 947-1664

(Name, address and telephone number of person
authorized to receive notices and communications)
February 27, 2009

(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d—1(e), 240.13d—1(f) or 240.13d—1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d—7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	751452202	Page	2	of	10

1	NAMES OF REPORTING PERSONS Equity One, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	7	SOLE VOTING POWER

NUMBER OF		1,790,00

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,790,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,790,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.63%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Based on a total of 18,583,362 common shares of beneficial interest, par value $0.01 per share, outstanding as of December 31, 2008, as disclosed in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on January 12, 2009.

CUSIP No.	751452202	Page	3	of	10
ITEM 1. Security and Issuer.
The class of equity security to which this statement on Schedule 13D relates is the common shares of beneficial interest, par value $0.01 per share (the “Common Shares”), of Ramco-Gershenson Properties Trust, a real estate investment trust organized under the laws of the state of Maryland (the “Company”). The address of the principal executive offices of the Company is 31500 Northwestern Highway, Suite 300, Farmington Hills, MI 48334. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
ITEM 2. Identity and Background.
(a)	This statement is filed on behalf of Equity One, Inc., a Maryland corporation (hereinafter sometimes referred to herein as “Equity One” or the “Reporting Person”).

As of March 4, 2009, approximately 54.8% of the common stock of the Reporting Person is owned by the following stockholders:

Stockholder: Chaim Katzman Gazit-Globe, Ltd. M.G.N. (USA), Inc. Silver Maple (2001), Inc. Ficus, Inc. MGN America, Inc. Gazit (1995), Inc.
All of the directors and executive officers of the Reporting Person are set forth on Appendix A attached hereto, which appendix is incorporated herein by reference.

The place of organization, principal business and address of principal business and principal office of each of the business entities named above is set forth on Appendix B attached hereto, which appendix is incorporated herein by reference.

(b)	The address of the principal business and principal office of the Reporting Person is 1600 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179.

The address of each of the directors and executive officers of the Reporting Person is set forth on Appendix A attached hereto, which appendix is incorporated herein by reference.

(c)	The principal business of the Reporting Person is the acquisition, renovation, development and management of community and neighborhood shopping centers.

The principal occupation of each of the directors and executive officers of the Reporting Person is set forth on Appendix A attached hereto, which appendix is incorporated herein by reference.

(d)	None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.	751452202	Page	4	of	10
(f)	The citizenship of each of the directors and executive officers of the Reporting Person is set forth on Appendix A attached hereto, which appendix is incorporated herein by reference.
ITEM 3. Source and Amount of Funds or Other Consideration.
The Common Shares were purchased by the Reporting Person in multiple open market transactions between February 3, 2009 and March 5, 2009, for an aggregate investment cost (including commissions) of approximately $9,021,287. The Common Shares were purchased with the working capital of the Reporting Person.
Certain Common Shares beneficially owned by the Reporting Person are held in margin accounts. Such margin accounts are maintained at Raymond James & Associates, Inc. and may from time to time have debit balances. The interest rate charged on such margin accounts is the prime rate (currently 3.25%) plus a spread of between -0.71% to 2.00%, depending on the amount borrowed.
ITEM 4. Purpose of Transactions.
The Common Shares were acquired by the Reporting Person for investment purposes. The Reporting Person intends to regularly review and evaluate its investment in the Issuer, including, without limitation, by way of discussions from time to time with management of the Issuer, the board of trustees of the Issuer, other shareholders of the Issuer or other relevant parties, such as potential co-investors or partners, that may include matters relating to the financial condition, strategy, business, assets, operations, capital structure, corporate governance and strategic plans of the Issuer.
Depending on a variety of factors deemed relevant to the Reporting Person, the Reporting Person may also consider various alternatives that may ultimately lead to one or more possible transactions with respect to its investment in the Issuer. These factors may include the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the board of trustees of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Person, the availability and cost of debt financing, conditions in the capital markets and general economic and industry conditions. In the course of such consideration, the Reporting Person may, at any time and from time to time as it deems appropriate, discuss internally and communicate, publicly or privately, with management of the Issuer, the board of trustees of the Issuer, other holders of Common Shares, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of capital and other potential investors, regarding the Reporting Person’s holdings in the Issuer and its views on the strategic direction undertaken or that should be undertaken by the Issuer and other matters of interest to shareholders generally. Possible transactions may include, either alone or together with potential co-investors or partners, the acquisition of additional Common Shares (in the open market, in privately negotiated transactions or otherwise), an acquisition of all outstanding Common Shares not currently owned by the Reporting Person, an acquisition of assets of the Issuer, proposing, whether alone or with others, a transaction that would result in a change-of-control of the Issuer or another form of extraordinary transaction. The Reporting Person may also choose to request a waiver of the ownership limitation provisions contained in the Issuer’s declaration of trust, which would otherwise restrict any person from beneficially owning more than 9.8% of the Common Shares. In addition, the Reporting Person may consider entering into financial instruments or other agreements which have the effect of increasing or decreasing the Reporting Person’s economic exposure with respect to the Common Shares, engaging in any hedging or similar transactions with respect the Common Shares, selling some or all of the Common Shares held by the Reporting Person and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No.	751452202	Page	5	of	10
There can be no assurance as to (x) whether the Reporting Person will take any action with respect to its ownership of the Common Shares, or enter into any discussions with respect to its investment in the Issuer, (y) whether any such discussions will lead to any transaction, or the terms of any such transaction, or (z) the timing or certainty of any such transaction. Additionally, if the Reporting Person were to submit a proposal to the board of trustees of the Issuer with respect to any of the actions described above, the Reporting Person is not aware of how the board of trustees would react or whether the board of trustees would support or take any action with respect to any proposal. In reaching any conclusions regarding its investment, the Reporting Person will take into consideration a variety of factors, including, but not limited to, the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, prevailing market conditions and tax and other investment considerations.
Except as noted above, the Reporting Person, at this time, does not have any plans or proposals which relate to or would result in (i) any extraordinary transactions involving the Issuer or (ii) any of the other actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.
(a)	As of the close of business on March 5, 2009, the Reporting Person beneficially owned 1,790,000 Common Shares, constituting approximately 9.63% of the shares of Common Stock outstanding. The approximate aggregate percentage of Common Shares reported as beneficially owned by the Reporting Person is based on 18,583,362 Common Shares outstanding as of December 31, 2008, as disclosed in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on January 12, 2009.

(b)	The Reporting Person has the power to vote all of the Common Shares and to dispose of all of Common Shares beneficially owned by it.

(c)	The trading dates, number of shares purchased and price per share for all transactions in the Common Shares from the 60th day prior to March 5, 2009 by the Reporting Person are set forth in Appendix C.

(d)	No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Shares.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Person reserves the right to enter into contracts, arrangements understandings or relationships with respect to the securities of the Issuer as described in Item 4.

ITEM 7.	Materials to be Filed as Exhibits.

None.

CUSIP No.	751452202	Page	6	of	10
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
     EXECUTED as of this 5th day of March, 2009.

By:	/s/ Arthur L. Gallagher
Arthur L. Gallagher
Executive Vice President, General Counsel and Corporate Secretary

CUSIP No.	751452202	Page	7	of	10

APPENDIX A
EXECUTIVE OFFICERS AND DIRECTORS

Name	Principal Occupation	Business Address	Citizenship

Chaim Katzman	Chairman of the Board and Chief Executive Officer of Equity One, Inc., Chairman and Chief Executive Officer of Gazit, Inc., Chairman of the Board of Gazit-Globe, Ltd. and Non-Executive Chairman of the Board of First Capital Realty Inc.	Equity One, Inc., 1600 Northeast Miami Gardens Drive, North Miami Beach, Florida 33179	United States and Israel

Jeffrey S. Olson	Director and Chief Executive Officer of Equity One, Inc.	Equity One, Inc., 1600 Northeast Miami Gardens Drive, North Miami Beach, Florida 33179	United States

Thomas Caputo	President of Equity One, Inc.	Equity One, Inc., 1600 Northeast Miami Gardens Drive, North Miami Beach, Florida 33179	United States

Gregory Andrews	Executive Vice President and Chief Financial Officer of Equity One, Inc.	Equity One, Inc., 1600 Northeast Miami Gardens Drive, North Miami Beach, Florida 33179	United States

Arthur L. Gallagher	Executive Vice President, General Counsel and Corporate Secretary of Equity One, Inc.	Equity One, Inc., 1600 Northeast Miami Gardens Drive, North Miami Beach, Florida 33179	United States

Thomas McDonough	Executive Vice President and Chief Investment Officer of Equity One, Inc.	Equity One, Inc., 1600 Northeast Miami Gardens Drive, North Miami Beach, Florida 33179	United States

James S. Cassel	Director of Equity One, Inc., Vice Chairman, Managing Director of Investment Banking of Ladenburg Thalmann & Co. Inc.	c/o Equity One, Inc., 1600 Northeast Miami Gardens Drive, North Miami Beach, Florida 33179	United States

Noam Ben-Ozer	Director of Equity One, Inc. and founder of Focal Advisory and Focal Energy, Boston, Massachusetts	c/o Equity One, Inc., 1600 Northeast Miami Gardens Drive, North Miami Beach, Florida 33179	Israel

Cynthia R. Cohen	Director of Equity One, Inc. and Founder and President of Strategic Mindshare, Miami, FL.	c/o Equity One, Inc., 1600 Northeast Miami Gardens Drive, North Miami Beach, Florida 33179	United States

'

CUSIP No.	751452202	Page	8	of	10

Name	Principal Occupation	Business Address	Citizenship

Neil Flanzraich	Director of Equity One, Inc. and private investor	c/o Equity One, Inc., 1600 Northeast Miami Gardens Drive, North Miami Beach, Florida 33179	United States

Nathan Hetz	Director of Equity One, Inc. and Chief Executive Officer, director and principal shareholder of Alony Hetz Properties & Investment, Ltd.	Alony Hetz Properties & Investments, Ltd. Jabotinski 3 Diamond Tower Ramat Gan, Israel 52520	Israel

Peter Linneman	Director of Equity One, Inc., Principal of Linneman Associates and Albert Sussman Professor of Real Estate, Finance and Public Policy at the University of Pennsylvania, Wharton School of Business	Linneman Associates, 1811, Chestnut Street, 8th Floor, Philadelphia, PA 19103	United States

Dori Segal	Vice Chairman and Director of Equity One, Inc., President of Gazit-Globe, Ltd. and Vice Chairman, Chief Executive Officer and President of First Capital Realty Inc.	First Capital Realty Inc., 161 Bay Street, Suite 2820, M5J 2S1, Toronto, Ontario, Canada.	United States and Israel

CUSIP No.	751452202	Page	9	of	10
APPENDIX B
Information with respect to certain of the Reporting Person’s Shareholders*

Address of Principal
Stockholder:	Organization:	Office:	Principal Business

Gazit-Globe, Ltd.	Israel	1 Derech Hashalom Tel Aviv, Israel 67892	Gazit-Globe is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly

M.G.N. (USA), Inc.	Nevada	c/o Gazit Group, Inc. 1660 Miami Gardens Drive North Miami Beach Florida, 33179	MGN (USA) is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly. MGN (USA) is a wholly-owned subsidiary of Gazit-Globe.

Silver Maple (2001), Inc.	Nevada	c/o Gazit Group, Inc. 1660 Miami Gardens Drive North Miami Beach Florida, 33179	Silver Maple is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly. Silver Maple is a wholly-owned subsidiary of First Capital Realty Inc.**

Ficus, Inc.	Delaware	c/o Gazit Group, Inc. 1660 Miami Gardens Drive North Miami Beach Florida, 33179	Ficus is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly. Ficus is a wholly- owned subsidiary of First Capital Realty Inc.**

MGN America, Inc.	Nevada	c/o Gazit Group, Inc. 1660 Miami Gardens Drive North Miami Beach Florida, 33179	MGN America is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly. MGN America is a wholly-owned subsidiary of MGN (USA)

Gazit (1995), Inc.	Nevada	c/o Gazit Group, Inc. 1660 Miami Gardens Drive North Miami Beach Florida, 33179	Gazit is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly. Gazit is a wholly-owned subsidiary of MGN (USA)

*	Based on information filed by these entities with the Commission on Schedules 13D.

**	First Capital Realty Inc. is engaged in the business of acquiring, renovating, developing and managing real estate projects, both directly and indirectly. Ficus and Silver Maple are each indirect, wholly-owned subsidiaries of First Capital. First Capital is an indirect subsidiary of Gazit-Globe, Ltd., and Chaim Katzman is the Non-Executive Chairman of the Board of First Capital.

CUSIP No.	751452202	Page	10	of	10
APPENDIX C
Transactions in the Common Shares

		Price Per Share
	Number of Shares	(including Commissions,
Date of Transaction	Purchased (Sold)	Commissions, if any)

2/3	6,581	4.69
2/4	58,671	4.99
2/5	44,586	4.78
2/6	260,000	4.84
2/9	7,904	4.89
2/10	31,488	4.88
2/11	10,000	4.91
2/12	16,503	4.92
2/13	20,000	5.07
2/17	83,803	4.89
2/18	95,000	4.72
2/19	100,000	4.93
2/20	40,000	4.56
2/24	35,000	4.65
2/25	80,000	4.51
2/27	153,145	5.01
3/2	281,931	5.10
3/3	73,059	5.29
3/4	92,120	5.34
3/5	300,209	5.54